UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

___________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

Commission File Number 001-37915

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

INCORPORATION BY REFERENCE

The exhibits to this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-283687), and are made part thereof and exhibits thereto from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
99.1	Equity Distribution Agreement dated as of December 9, 2024 among registrant, CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC
99.2	Consent of Davies Ward Phillips & Vineberg LLP, New York, New York
99.3	Consent of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario
99.4	Consent of Stikeman Elliott LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: December 9, 2024	By:	/s/ James R. Reid
Name: James R. Reid
Title: Executive Vice President, Sustainability and Chief Legal Officer